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                                EXHIBIT 3(b)(a)

                     AMENDMENT TO FORM OF SELLING AGREEMENT








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                                  VARIFUND(TM)

                     SCHEDULE I - STATEMENT OF COMPENSATION
                   CANADA LIFE INSURANCE COMPANY OF NEW YORK
                              SINGLE PREMIUM ONLY
                             AS OF FEBRUARY 6, 1998

Subject to the terms and conditions of this Agreement, CLAFS will make payments of commission & expense allowance to Selling Firms based upon the premiums and purchase payments received from Selling Firms, in accordance with applicable law, in the percentages shown below:

OWNER'S ISSUE AGE 0-80                            OWNER'S ISSUE AGE 81-85
OPTION A: 6.5% of premium                         OPTION A: 3.25% of premium
OPTION B: 5% of premium plus .25%                 OPTION B: 2.5% of premium plus .25%
annual trail based on account value.              annual trail based on account value. Such
Such trail first payable and calculated           trail first payable and calculated at the
at the end of the fifth quarter of the            end of the fifth quarter of the associated
associated premium.                               premium.
OPTION C: 2% of premium plus .75%
annual trail based on account value.
Such trail first payable and calculated
at the end of the fifth quarter of the
associated premium.

All payments in this Schedule, including trail payments, is 50% commission and 50% expense allowance.

CHARGEBACKS
(i) In the event a policy is returned to CLNY pursuant to a "Free Look" provision, the full B/D Concession paid thereon or retained by Selling Firm pursuant to net submission of premium or purchase payment shall be charged back to the Selling Firm. (ii) Should any premium or purchase payment on any policy issued by CLNY be refunded for any reason, Selling Firm shall repay or return B/D Concession received by it with respect to such premium or purchase payment.
(iii) If a policy was not issued as a result of failure of Selling Firm to submit to CLNY an application sufficient to satisfy state insurance laws or CLNY's eligibility requirements, then amounts paid to Selling Firm shall be returned or repaid. (iv) If a policy was tendered to CLNY for redemption within 10 business days of the date of activity, then amounts paid to Selling Firm shall be returned or repaid. (v) For full or partial withdrawals from the policies, other than those pursuant to Systematic and/or Free Withdrawals: 100% of all B/D Concession paid to Selling Firm on amount(s) within 6 months of such amount(s) being paid to CLNY and 50% of all B/D Concession paid to Selling Firm on amount(s) withdrawn from 7-12 months of such amount(s) being paid to CLNY, shall be returned or repaid. (vi) For annuitizations within 6 months of issue, 100% of all B/D Concession paid to Selling Firm will be returned or repaid, offset by an amount from 1.25% to 3%, depending on the amount and duration of payout; and for annuitizations from months 7-12 after issue, 50% of all B/D Concession paid to Selling Firm shall be returned or repaid, offset by an amount from 1.25% to 3%, depending on the amount and duration of payout. For any premium or purchase payment that has been in the Policy for more than 12 months, there shall be no chargeback on B/D Concession. To the extent permitted by law, the amount so charged back may, at the option of CLNY, be set off against B/D Concession otherwise due Selling Firm. In Addition, such other compensation will be payable as are from time to time agreed by the parties to the foregoing Agreement and which is in accordance with applicable law, and will be added to the schedule. The rates of concession specified above and any rates of concession otherwise determined by the company will be subject to change at any time by the Company but no charge will affect the rates of concession in connection with any policy effected herein for which the initial premium was due prior to the effective date of such change. Any such changes of concession will be binding upon the General Agent and/or Broker/Dealer when the Company sends notice thereof in writing to him/her and will take effect from the date specified in such notice.

ADJUSTMENTS FOR ADVANCE BROKER DEALER CONCESSIONS ON 1035 EXCHANGES &/OR OTHER
TRANSFERS:
CLNY will advance Broker Dealer concessions on 1035 exchanges &/or other transfers (the "advance"), subject to our administrative procedures, for amounts over $50,000 or greater. (Amount subject to change without notice). When the actual premiums are received, there will be an adjustment, either positive or negative, to the actual Broker Dealer concession previously paid. If dollar amounts are consistently over-estimated, this privilege will be discontinued. CLNY reserves the right to discontinue this practice at any time. Such Advance(s) must be repaid upon CLNY's demand. All advances are secured and collateralized against any future commissions or compensation payable to the Broker Dealer, and CLNY may offset any indebtedness of the Broker Dealer from such commissions or compensation.

Note: If there is more than one owner of a policy the age of the oldest owner determines the level of payment. (over)


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                               Expense Allowance

Total payments may consist of agent commission, override and/or expense allowance.

If expense allowances are payable, they are subject to the following conditions and limitations:

1. Lapses and surrenders in the first year, and any returns of first year premium made by CLNY, will result in proportionate chargebacks of any expense allowances paid for said premiums.

2. No expense allowance will be used to effect compensation in excess of the limits of Section 4228 of the Insurance Law of New York.

3. No expense allowance will be due or payable after the termination of this Contract except for first year expense allowances for policies written prior to such termination.

4. Notwithstanding any of the other terms and conditions governing payments of expense allowances in this Contract, and to confirm with the requirements of
    Section 4228 of the Insurance Law and the applicable regulations resulting therefrom and other governing sections of the law, the following will apply:

    a. The maximum expense allowance payments shall be such that when added to first year commissions, exclusive of overriding commissions not exceeding 5% of first year premiums, the total shall not exceed 91% of first year premiums for ordinary life and annuity policies and contracts other than single premium policies and contracts.

    b. The maximum expense allowance shall not exceed 100% of the commissions payable on single premium policies and contracts, or the overall 7% of premium limit.

In monitoring the maximum allowances rules in this paragraph 4, CLNY will apply those in a. and b., above, on a "per-policy" basis.